Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Actavis plc

Subject Company: Allergan, Inc.

Commission File Number: 001-10269

NEWS RELEASE

CONTACTS:	Investors:
Lisa DeFrancesco
(862) 261-7152

Media:
Charlie Mayr
(862) 261-8030

David Belian
(862) 261-8141

Actavis Announces Proposed Senior Leadership Team Effective Following Completion of Allergan Acquisition

— Brent Saunders to Lead as CEO and President —

— Leadership Reflects Exceptional Combined Expertise of Actavis and Allergan —

— Commercial Leadership Operating Model to Optimize Allergan Expertise and Capitalize on Expanded Global Footprint —

— Brand Research & Development to Report Directly to CEO —

— Enhanced Linkage between Global Operations, Generic R&D and Generic Commercial Markets —

DUBLIN, IRELAND – December 16, 2014 – Actavis plc (NYSE: ACT) today announced the planned senior management team that will lead the global pharmaceutical company following the successful close of the acquisition of Allergan, Inc., anticipated in the second quarter of 2015. Brent Saunders will continue to lead Actavis as CEO and President and a member of the Board of Directors. Paul Bisaro will remain Executive Chairman of the Board of Directors. Mr. Saunders will lead an expanded senior management team comprised of leaders from both Actavis and Allergan, designed to further enhance the Company’s position as the fastest growing and most dynamic growth pharmaceutical company in global healthcare.

“We are committed to realizing the full potential of the historic combination of Actavis and Allergan beginning on Day 1, and announcing the proposed leadership of the combined company is a critical step in achieving that objective,” said Saunders. “The management structure we are announcing today will ensure that we capitalize on the value of Allergan’s world-renowned businesses and the proven track record of the leaders of its powerful and critically important franchises. I am particularly pleased to announce that following the close Douglas Ingram, President, Allergan, will continue as a Special Advisor to me. The combined company will benefit from Doug’s experience and expertise as we unite the two businesses, and help us ensure that we integrate the two companies while recognizing and capitalizing on Allergan’s unique product portfolio and market leadership positions. In this structure we demonstrate our commitment to combine the ‘best of the best’ talent from both organizations.

“At close, this combined leadership will ensure that the new company capitalizes on our expanded global commercial footprint, maintains our continued dominance as a world leader in generics and that we elevate our commitment to brand innovation and development by making brand R&D directly report to the CEO level.

“Although we are acting rapidly in announcing these appointments, we are making them following extensive discussions with David Pyott, Chairman and CEO of Allergan, and his executive leadership team. We believe that by announcing the proposed structure of the combined organization our shareholders, customers and employee teams will better appreciate our commitment to create the most dynamic company in Growth Pharma and will share our confidence in seamless execution of this combination beginning on Day 1,” Saunders added.

The Company noted that it anticipates continuing to define the subsequent management levels within the global organization as rapidly as possible between now and the close of the acquisition.

Commercial Business Structured for Global Success

To support continued momentum across the broader, brand product portfolio, Actavis announced that, following the close of the acquisition, its global brand sales and marketing will be structured into three organizations: International Brands, Branded Pharma and Allergan Medical. Paul Navarre, Allergan Corporate Vice President and President Europe, Africa and the Middle East, will become Executive Vice President Actavis, and President, International Brands. William Meury, Actavis Executive Vice President for North American Brands will become Executive Vice President Actavis, and President, Branded Pharma with responsibility for Eye Care, Neurosciences, Gastroenterology, Urology, Women’s Health and other Specialty brand portfolios. Philippe Schaison, Allergan Corporate Vice President, President Allergan Medical, will become Executive Vice President Actavis, President Allergan Medical, which will include Facial Aesthetics, Medical Dermatology, Plastic Surgery and SkinMedica. These individuals will report directly to Mr. Saunders.

“Our combined Company will have commercial operations in more than 100 countries, and a more complex combined portfolio of brand products,” noted Saunders. “With Paul, Bill and Philippe, we will have the strongest and most dynamic commercial leadership team in the industry, ensuring that we retain the intellectual firepower that has driven Allergan’s commercial success, while retaining a laser-like focus on continuing to drive strong growth among our existing portfolio.”

Brand R&D to Report to Mr. Saunders

With a commitment to invest more than $1 billion in brand product development, the Company announced that brand pharmaceutical R&D for the combined company at close will be led by Actavis’ C. David Nicholson, PhD, Senior Vice President, Global Brand R&D in the role of Executive Vice President, Branded R&D. Dr. Nicholson will report directly to Mr. Saunders.

“David’s exceptional track record spanning more than 30 years in the pharmaceutical industry includes expertise in the development of a diverse portfolio of products including treatments in women’s health, psychiatry, cardiovascular, anesthesiology, immunology and biological products,” said Saunders. “We will look to David’s leadership to capitalize on Allergan’s R&D expertise by retaining its industry-leading talent, and combining it with the therapeutic category expertise of his Actavis team, to maintain momentum across development activities supporting the expanded Actavis and Allergan development portfolio.”

The combined company is expected to have more than two dozen mid- and near-term products in development, and will maintain a focus on the strategic development of innovative and durable value-enhancing brand products. The Company is committed to maintaining Allergan’s research and development expertise in its therapeutic categories, which is additive to Actavis, and reiterated that it intends to maintain a strong commitment to R&D activities at Allergan’s Irvine, California location and continued investment in its development portfolio.

Generics and Global Operations to be led by Robert Stewart

To ensure continued strength of its industry-leading global generics business, Actavis announced that Robert Stewart, currently Actavis’ Chief Operating Officer, will become Executive Vice President Actavis, and President, Generics and Global Operations. He will report directly to Mr. Saunders.

“By aligning generic sales and marketing, generic research and development and global operations under Bob, we will ensure that these critical functions continue to operate together with the strength and fluidity that has driven our generics business to the world-leading position in which it stands today,” said Saunders. “Under this nimble structure, we will maintain our exceptional responsiveness to changing commercial needs, allowing us to maximize market opportunities and continue to drive strong performance within the business.”

Proposed Senior Management Organization for Global Functions

To support the larger and more complex company, Actavis announced the senior management team for its Global Functions, which will report to Mr. Saunders. Maria Teresa (Tessa) Hilado will serve as EVP, Chief Financial Officer for the combined company. Robert Bailey will serve as EVP, Chief Legal Officer and Corporate Secretary. Karen Ling, will serve as EVP, Chief Human Resources Officer; Charlie Mayr will serve as EVP, Chief Communications Officer; Sigurd Kirk will serve as EVP, Corporate Business Development and Jonathan Kellerman will serve as EVP and Global Chief Compliance Officer. These positions will report directly to Mr. Saunders.

Finally, the Company announced that Alex Kelly, Actavis Senior Vice President and Chief Integration Officer; and Sanjiv Patel, Allergan Corporate Vice President, Global Strategic Marketing & Global Health Outcomes Strategy and Research, will share jointly in the responsibility for Pre-Integration Planning. Mr. Patel will also continue in his current role leading the Allergan Global Strategic Marketing and Global Health Outcomes Research and Strategy organization. As Pre-Integration planning continues the Company will focus on how to best align these groups into a larger organization to provide a vital link between the combined company’s global brand product development and commercialization activities to optimize its impact. Both Mr. Kelly and Mr. Patel will report to Mr. Saunders.

About Actavis

Actavis plc (NYSE: ACT) is a global, integrated specialty pharmaceutical company focused on developing, manufacturing and distributing generic, brand and biosimilar products. Actavis has global headquarters in Dublin, Ireland and U.S. administrative headquarters in Parsippany, New Jersey, USA.

Actavis develops and manufactures generic, brand, branded generic, legacy brands and Over-the-Counter (OTC) pharmaceutical products and has commercial operations in approximately 60 countries. The Company’s North American branded pharmaceuticals business is focused principally in the Women’s Health, Urology, Gastroenterology and Dermatology therapeutic categories with a strong pipeline of products in various stages of development. Actavis also has a portfolio of five biosimilar products in development in Women’s Health and Oncology. Actavis Global Operations has more than 30 manufacturing and distribution facilities around the world, and includes Anda, Inc., a U.S. pharmaceutical product distributor.

For press release and other company information, visit Actavis’ Web site at http://www.actavis.com.

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis’ or Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and

Allergan’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Allergan’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2013, as amended by Actavis’ Current Reports on Form 8-K filed on May 20, 2014 and December 5, 2014, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, in Warner Chilcott Limited’s Registration Statement on Form S-4 effective as of October 16, 2014, and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Actavis and Allergan that also constitutes a prospectus of Actavis. The definitive joint proxy statement/prospectus will be delivered to shareholders of Actavis and Allergan. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www. Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan will be available free of charge on Allergan’s internet website at www. Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.

Participants in the Merger Solicitation

Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis, Inc.’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis Inc.’s and Actavis’ Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.